June 5, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance, Office of International Corporate Finance

Re:	Thomson Reuters PLC Registration Statement on Form F-3 Registration Statement No. 333-151267
Dear Sir or Madam:
     In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3 to 4:00 p.m. (Washington D.C. time) on June 6, 2008, or as soon thereafter as practicable.
     In addition, Thomson Reuters PLC acknowledges that:
(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Thomson Reuters PLC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	Thomson Reuters PLC may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	Thomson Reuters PLC

/s/ Marc E. Gold

Name: Marc E. Gold
Title: Assistant Secretary